EXHIBIT 99.11

Treasury

Green Bond Fact Sheet

Assets

Eligible Transactions include loan assets that will preserve, protect or remediate air, water or soil, or help mitigate climate change.

For example:

–	Waste Management
–	Remediation & Soil Treatment
–	Recycling & Recovery
–	Water Management
–	Sustainable Forests Management
–	Sustainable Agriculture Management
–	Renewable Energy
–	Biofuels & Bioenergy
–	Smart Grid Energy Infrastructure
–	Alternative Energy Transportation and Public Ground Transport
–	Industrial Process Improvements

Received endorsement from Center for International Climate and Environmental Research (CICERO) an independent research centre associated with the University of Oslo in Norway.

EDC’s inaugural Green Bond was issued in January 2014. Ernst & Young LLP independently audited the allocation of funds from the inaugural Green Bond proceeds as of November 30, 2014.

Samples of Eligible Transactions

Angel Trains Limited	UK	Public Ground Transport

BioAmber Inc.	Canada	Biofuels and Bioenergy

Northland Power Inc., Buitengaats C.V. & Zeenergie C.V. (Project Gemini)	Netherlands	Renewable Energy

Pinnacle Renewable Energy Inc.	Canada	Biofuels and Bioenergy

Raizen Energia S.A	Brazil	Biofuels and Bioenergy

EDC – Canadian Sovereign Credit

–	Export Development Canada (EDC) is wholly owned by the Government of Canada.

–	EDC debt securities constitute direct and unconditional obligations of Her Majesty in right of Canada.

Green Bonds

–	Allocations will be prioritized to investors with a green investment mandate.

–	EDC is committed to regular issuance.

Treasury

Green Bond Framework

Use of Proceeds

Upon issuance, an amount equal to the net proceeds of each issue of the bonds (which proceeds may be converted into any currency) will be credited by EDC to an account that will support EDC’s existing and future lending operations for Eligible Transactions (as defined below). The net proceeds will then be deducted from the account and added to EDC’s lending pool for disbursements made from that pool in respect of Eligible Transactions.

Selection of Eligible Transactions

Eligible Transactions have been screened according to EDC’s Environmental and Social Risk Management Policy. Non-stand-alone infrastructure transactions are assessed under the Policy in accordance with industry practice. Stand-alone infrastructure transactions are also assessed against the IFC Performance Standards on Environment and Social Sustainability in accordance with our commitments to the EDC Environmental and Social Review Directive, the OECD Common Approaches and the Equator Principles.

Eligible Transactions

“Eligible Transactions” means EDC’s loan assets which support one or more of the categories below.

Eligible Transactions will include, without limitation, those that are aimed at the preservation, protection or remediation of air, water or soil or the mitigation of climate change.

1.	Waste Management

2.	Remediation & Soil Treatment

3.	Recycling & Recovery

4.	Water Management

5.	Sustainable Forests Management

6.	Sustainable Agriculture Management

7.	Renewable Energy

8.	Biofuels & Bioenergy

9.	Smart Grid Energy Infrastructure

10.	Alternative Energy Transportation and Public Ground Transport

11.	Industrial Process Improvements

Transparency

EDC will update investors periodically with:

–	Samples of Eligible Transactions; and

–	EDC’s Green Bond program developments.

Treasury

Green Bond Q&A

Assets

1.	How has EDC ensured prudence in the project selection?

We have established a Green Bond Framework which sets out Eligible Transactions and provides clear guidance for our internal selection processes. An independent research centre at the University of Oslo, The Centre for International Climate and Environmental Research (CICERO), has carried out a second opinion vetting of our Green Bond Framework and process. A separate account structure has been created; disbursements can be traced and we will report on the Green Bond use of proceeds.

2.	How does EDC select eligible projects for the Green Bond proceeds?

Eligible Transactions are selected in cooperation between our Infrastructure and Financial Services Business Team and Environmental Advisory Services (EAS) Team. The selection is carried out in accordance with our Green Bond Framework for selection of Eligible Transactions for Green Bond issuance.

3.	Does EDC have an environmental policy?

Yes. We have an Environmental and Social Risk Management Policy, which outlines our commitments to reviewing the environmental and social risks of the business EDC supports. The Policy describes our legal and international commitments, which include our own domestic legislation (the Environmental and Social Review Directive), the Equator Principles and the OECD Common Approaches. The Policy also outlines our specific commitments related to Climate Change.

4.	How does EDC measure the environmental impact?

For larger infrastructure developments, we require project sponsors to provide comprehensive environmental and social assessment documentation which details the impacts and mitigation measures of the specific project for which we are considering support. For other transactions, we take a risk-based approach to determine the likelihood and severity of potential impacts, with a focus on the counterparty’s environmental and social track record and overall environmental and social capacity to manage its own risks.

We have a group dedicated to Corporate Social Responsibility (CSR) which includes a team of specialists responsible for reviewing transactions against our Environmental and Social Risk Management Policy. The EAS team members have diverse backgrounds in environmental and social impact assessment, climate change, biodiversity conservation and management, human rights, community development and stakeholder engagement, environmental management systems and engineering. It represents one of the most specialized in-house environmental departments of any Equator Principles Financial Institution or export credit agency. EAS plays a pivotal role in ensuring that we conduct our business in an environmentally and socially responsible manner in accordance with our corporate policies, legal obligations and international commitments.

5.	How does EDC monitor the eligible transaction from an environmental stance?

Larger stand-alone infrastructure projects are monitored as per the provisions in the loan documentation as negotiated with the sponsor. This typically includes the sponsor providing, to EDC and other lenders, periodic monitoring reports during construction and operation of the project. These reports outline the project’s progress on establishing things such as environmental management systems, delivery of specific management plans or other items agreed upon prior to lenders providing support.

6.	How does EDC define large hydro projects?

There is no universally-accepted definition of a ‘large’ hydro project; that said, as with any project, we would take into account the size and scope of the proposed hydro project, including site location and potential environmental and social effects, in determining the commensurate level of review prior to providing support. We would also reference existing industry-sector guidelines and protocols, which would include those of the International Commission on Large Dams (ICOLD) as well as the International Hydropower Association (IHA).

Liabilities

7.	What is the financial risk?

EDC credit is 100 per cent Canadian sovereign risk. Repayment of the bonds is not linked to the credit performance of the projects, so investors do not assume specific project risk. Our bonds are the full faith and credit obligations of the Government of Canada. EDC’s credit ratings reflect our status as an agent of her Majesty in right of Canada and EDC’s 100 per cent ownership by the Government of Canada. We service our debt from our own resources and our borrowings constitute a charge on and will be payable out of the Consolidated Revenue Fund (the Government of Canada’s primary account). Throughout our history, a payment from the Consolidated Revenue Fund to cover our obligations has never been requested. Green bonds can be issued off our current borrowing programs: SEC registered or Reg. S/144A.

8.	Why is EDC issuing Green Bonds?

The Green Bond reinforces our commitment to the environment. Our rigorous due diligence requirements ensure that all projects and transactions we support are financially, environmentally and socially responsible. Climate change is a key feature of our environmental and social risk management framework. Support for Clean Technologies is a strategic priority for EDC, as demand rises for goods and services that allow for a more efficient use of the planet’s resources. Opportunities to create trade are abundant in this sector and Canada has a large pool of established and emerging expertise in subsectors such as water and wastewater, biofuel and waste to energy, to name a few.

9.	Does EDC have a strategy to issue Green Bonds?

We will issue green bonds in response to investor demand, growth in our Green portfolio and pending market conditions.

10.	How does an EDC Green Bond compare with similar bonds issued by other supra-nationals?

We developed a similar framework to select Eligible Transactions. The projects and project types may differ among Green Bond issuers due to the underlying nature of the institutions. We are Canada’s export credit agency. Our job is to support and develop Canada’s export trade by helping Canadian companies respond to international business opportunities.

11.	Are there size restrictions on the Green Bonds?

Transactions will have a minimum size of USD 250 million to ensure the bonds are eligible for the Barclay’s Aggregate Index and the BofA Merrill Lynch Green Bond Index.

12.	What type of financial products does the Green Bond finance?

Loans.

13.	In which countries does EDC invest as part of the Green Bond portfolio?

The Green Bond portfolio is a reflection of our general activities, which encompasses more than 180 markets worldwide. EDC may opt, at its discretion, to avoid investments in particular markets where the Canadian export community is not active, or in countries in which Government of Canada sanctions prohibit EDC from providing support.